# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viper Energy, Inc., CIK 0002074176
CUSIP: 64361Q101
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 100, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001706220

## Reporting persons
- Kimmeridge Energy Management Company, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 16,743,352; shared voting power 0; sole dispositive power 16,743,352; shared dispositive power 0; aggregate amount beneficially owned 16,743,352 (9.1% of the class)
  Comment: As of the date hereof, the Reporting Person may be deemed to beneficially own 16,743,352 shares of Class A common stock, par value $0.000001 per share ("Class A Common Stock"), including 16,718,574 shares of Class A Common Stock issuable in exchange for 16,718,574 shares of Class B common stock, par value $0.000001 per share ("Class B Common Stock"), together with an equal number of limited liability company interests in VNOM Holding Company LLC, the Issuer's operating subsidiary ("New OpCo Units").
  
  As of September 30, 2025, the Reporting Person may have been deemed to beneficially own 17,743,352 shares of Class A Common Stock, including 17,718,574 shares of Class A Common Stock issuable in exchange for 17,718,574 shares of Class B Common Stock together with an equal number of limited liability company interests in Viper Energy Partners LLC, the Issuer's former operating subsidiary, representing beneficial ownership of 9.5% of the outstanding shares of Class A Common Stock outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 100, MIDLAND, TX, 79701

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of Kimmeridge Energy Management Company, LLC (the "Reporting Person"), a Delaware limited liability company and investment adviser, directly or indirectly, to certain funds (the "Kimmeridge Funds") with respect to the shares of Class A Common Stock of Viper Energy, Inc., a Delaware corporation (the "Issuer"), directly held by the Kimmeridge Funds and issuable in exchange for shares of Class B Common Stock and New Opco Units. The Reporting Person is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin, Alexander Inkster, Neda Jafar and Emily Mills.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 15 Little West 12th Street, 4th Floor, New York, NY 10014.
Citizenship: The Reporting Person is organized as a limited liability company under the laws of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage reported herein is calculated based upon an aggregate of 167,858,274 shares of Class A Common Stock outstanding, which is the difference obtained by subtracting (x) 1,402,749 shares of Class A Common Stock repurchased by the Issuer since September 30, 2025, as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 12, 2025, from (y) 169,261,023 shares of Class A Common Stock outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 5, 2025, and assumes the exchange of all of the shares of Class B Common Stock and New OpCo Units beneficially owned by the Reporting Person.
Percent of class: 9.1%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). KMF DPM HoldCo, a Kimmeridge Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the outstanding shares of Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kimmeridge Energy Management Company, LLC: /s/ Tamar Goldstein, Tamar Goldstein, General Counsel (01/15/2026)